UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on January 6, 2023, announcing that there will be a delay in the effective date of the Company’s new ISIN CY0200352116 on the Oslo Stock Exchange (“OSE”) and the Company’s ordinary shares (the “Ordinary Shares”) will continue to trade under the old ISIN BMG3682E1921 with the temporary ticker symbol “FROT”, and the new effective date will be announced as soon as it has been determined. Conversion of the Ordinary Shares between the New York Stock Exchange (“NYSE”) and the OSE will remain restricted until the Ordinary Shares trade under the new ISIN on the OSE.

Attached hereto as Exhibit 2 is a copy of the press release issued by the Company on January 11, 2023, announcing that the Company’s Ordinary Shares will begin trading on the OSE under the new ISIN CY0200352116 with the ticker symbol “FRO” on January 13, 2023. Conversion of the Ordinary Shares between the NYSE and the OSE will remain restricted until further notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: January 11, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – UPDATED KEY INFORMATION ON CHANGE OF ISIN AND TEMPORARY TICKER SYMBOL

Frontline plc ("Frontline" or the "Company") (NYSE: FRO - OSE: FRO), formerly Frontline Ltd., refers to its announcement on December 30, 2022 in which the Company informed that its redomiciliation to the Republic of Cyprus was effective and the key information published on January 3, 2023. For technical reasons, there will be a delay in the effective date of the new ISIN on the Oslo Stock Exchange ("OSE"). The new effective date of the new ISIN will be announced as soon as it has been determined.

Please see below for updated key information regarding the change of ISIN for its ordinary shares traded on the OSE, updating the key information published on January 3, 2023:

Issuer: Frontline plc
Previous ISIN: BMG3682E1921
New ISIN: CY0200352116
Date of ISIN change: To be announced as soon as determined

Other information: Until the new ISIN is effective, the ordinary shares in the Company will continue to trade on the OSE with the old ISIN (BMG3682E1921) under the temporary ticker symbol "FROT". The ticker symbol for trading on the OSE will return to "FRO" from the same date as the ordinary shares in the Company trade on the OSE under the new ISIN.

Conversion of the ordinary shares in the Company between the New York Stock Exchange ("NYSE") and the OSE will remain restricted until the ordinary shares in the Company trade under the new ISIN on the OSE.

January 6, 2023

The Board of Directors
Frontline plc
Limassol, Cyprus

Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

Forward-Looking Statements

Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline's control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline's view, could cause actual results to differ materially from those discussed in the forward-looking statements include important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

EXHIBIT 2

FRO – UPDATED KEY INFORMATION ON CHANGE OF ISIN AND TICKER SYMBOL

Frontline plc ("Frontline" or the "Company") (NYSE: FRO - OSE: FRO), formerly Frontline Ltd., refers to its announcement on December 30, 2022 in which the Company informed that its redomiciliation to the Republic of Cyprus was effective and the updated key information published on January 6, 2023.

Please see below for further updated key information regarding the change of ISIN for the Company's ordinary shares traded on the OSE, updating the key information published on January 6, 2023:

Issuer: Frontline plc
Previous ISIN: BMG3682E1921
New ISIN: CY0200352116
Date of ISIN change: January 13, 2023

Other information: As the ordinary shares in the Company will trade on the OSE under the new ISIN from January 13, 2023, the ticker symbol for the ordinary shares of the Company on the OSE will return to "FRO" from the same date, i.e. January 13, 2023.

Conversion of the ordinary shares in the Company between the New York Stock Exchange ("NYSE") and the OSE will remain restricted until further notice. The Company will send a separate announcement as soon as the date of recommencement of such conversion has been clarified.

January 11, 2023

The Board of Directors
Frontline plc
Limassol, Cyprus

Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

Forward-Looking Statements

Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline's control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline's view, could cause actual results to differ materially from those discussed in the forward-looking statements include important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.